

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 27, 2016

Laurie Butcher
Senior Vice President of Finance
Alaska Communications Systems Group, Inc.
600 Telephone Ave
Anchorage, AK 99503-6091

> **Re:** **Alaska Communications Systems Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 28, 2016**
> **Form 8-K**
> **Filed August 4, 2016**
> **File No. 000-28167**

Dear Ms. Butcher:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed on August 4, 2016
Exhibit 99.1

1. We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosure required when the reconciliation is omitted. In your next earning release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please also comply with this comment in your next filing.

2.   Refer to Schedule 5. You disclose that you use "free cash flow" as a performance measure. However, you disclose on page 2 that you use these non GAAP measures particularly with regards to your liquidity and capital resources. In your next earnings release, please clarify how you use each non GAAP measure. If you use free cash flow as a liquidity measure, please reconcile it to the more comparable GAAP measure, cash flows from operating activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Attorney Advisor, at (202) 551-3208, Paul Fischer, Attorney Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications